Sharps Technology, Inc.

November 27, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Juan Grana

Re:	Sharps Technology, Inc.
Registration Statement on Form S-3
Initially Filed on October 23, 2024
File No. 333-282796

Mr. Grana:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sharps Technology, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on December 2, 2024, or as soon thereafter as practicable.

Very truly yours,

Sharps Technology, Inc.

By:	/s/ Andrew Crescenzo
Name:	Andrew Crescenzo
Title:	Chief Financial Officer (Principal Financial Officer)